Computation of Earnings Per Share
Exhibit 11


                                For the years ended December 31   Three months
                              ---------------------------------      ended
                                1994        1995        1996      March 31, 1997
                                ----        ----        ----      --------------
Primary and Fully-diluted:

Net income (loss)             ($15,230)    ($3,721)    $43,073       $109,610

Weighted average shares
  outstanding(1)             1,369,600   1,369,600   1,369,600      1,369,600

Earnings (loss) per
  share(2)                      ($0.01)    ($0.003)      $0.03          $0.08
                             =========   =========   =========     ==========

(1)   reflects the Recapitalization

(2) Primary and fully-diluted earnings(loss) per share are computed by dividing net income(loss) by the weighted average number of shares outstanding